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SECURITI  SSION

.03011587

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

MAR 3 2003

503

SEC FILE NUMBER
8- 12911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/02_ AND ENDING _12/31/02_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CREATIVE INVESTOR SERVICES INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4 BURRITTS LANDING

(No. and Street)

WESTPORT   CT   06880

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WINSTON ALLEN   (203) 227-4897

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN T. HILL, P.C.

(Name – if individual, state last, first, middle name)

5 EVERSLEY AVENUE SUITE #206 NORWALK CT 06851

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PRO~

MAR 2 0 2003

THOMSON

FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___WINSTON ALLEN___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___STEPHEN T. HILL PC___ , as of ___DECEMBER 31___ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___N/A___

_____
Signature

___PRESIDENT___
Title

_____
Notary Public   MY COMMISSION
                    EXPIRES 9/30/03

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CREATIVE INVESTOR SERVICES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CREATIVE INVESTOR SERVICES, INC

TABLE OF CONTENTS

DECEMBER 31, 2002

Stephen T. Hill, P.C.
Certified Public Accountant
5 Eversley Avenue, Suite # 206
Norwalk, CT 06851

Telephone: (203) 838-5025
Facsimile: (203) 855-9418

Independent Auditor's Report

To the Board of Directors
Creative Investor Services, Inc
4 Burritts Landing
Westport, CT 06880

I have audited the accompanying balance sheet of
Creative Investor Services, Inc (an S Corporation) as of
December 31, 2002, and the related statements of income and
retained earnings and cash flows for the year then ended.
These financial statements are the responsibility of the
company's management. My responsibility is to express an
opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally
accepted auditing standards. Those standards require that I
plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial
statement presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, the financial statements referred to
above present fairly, in all material respects, the financial
position of Creative Investor Services, Inc at December 31,
2002, and the results of its operations and its cash flows
for the year then ended in conformity with generally accepted
accounting principles.

The company, with the consent of its shareholders, has
elected under the Internal Revenue Code to be an S
Corporation. In lieu of corporation income taxes, the
shareholders of an S Corporation are taxed on their share of
the company's taxable income. Therefore, no provision or
liability for Federal Income Taxes has been included in these
financial statements.

My audit was made for the purpose of forming an opinion
on the financial statements of the company taken as a whole.
The accompanying Focus Report-PartIIA-Form X-17A-5 is
presented for purposes of additional analysis and is not a
required part of the financial statements. Such information
has been subjected to the auditing porcedures applied in the
audit of the financial statements and, in my opinion, is
fairly stated, in all material respects, in relation to the
financial statements taken as a whole.

February 22, 2003

Stephen T Hill

-1-

CREATIVE INVESTOR SERVICES, INC

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Current Assets		
Cash	$ 8,569	
Total Current Assets		$ 8,569
Property & Equipment		
Fixtures & Equipment	18,132	
Accumulated Depreciation	<18,132>	
Net Property & Equipment		-0-
Total Assets		$ 8,569
		========

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
None	$ -0-	
Total Current Liabilities		$ -0-
Long-Term Liabilities		
None	-0-	
Total Long-Term Liabilities		-0-
Total Liabilities		-0-
Stockholder's Equity		
Common Stock	1,000	
Paid In Capital	30,950	
Retained Earnings	<23,381>	
Total Stockholder's Equity		8,569
Total Liabilities & Stockholder's Equity		$ 8,569
		========

The accompanying notes are an integral part of
these financial statements.

CREATIVE INVESTOR SERVICES, INC

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2002

Income		
Commissions	$ 3,395	
Total Income		$ 3,395
Expenses		
Permits and Licenses	525	
Legal and Accounting	1,325	
Office Expense	30	
Sipc Fees	175	
Bank Charges	300	
NASD Fees	860	
Total Expenses		3,215
Net Income <Loss> from Operations		180
Other Income <Expense>		
Interest Income	235	
Total Other Income <Expense>		235
Net Income for Period before Provision for Income Taxes		415
Provision for Income Taxes		
None	-0-	
Total Provision for Income Taxes		-0-
Net Income <Loss> for Period		415
Retained Earnings - Beginning of Period		<23,796>
Retained Earnings - End of Period		$ <23,381>

The accompanying notes are an integral part
of these financial statements.

CREATIVE INVESTOR SERVICES, INC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash Flow Provided from Operating Activities:

Net Income <Loss> for Period	$ 415	
Net Cash Provided from Operating Activities		$ 415

Cash Flow Provided from Investing Activities:

None	-0-	
Net Cash Provided from Investing Activities		-0-

Cash Flows Provided from Financing Activities:

Repayment of Stockholder's Capital	< 500>	
Net Cash Provided for Financing Activities		< 500>
Net Increase <Decrease> in Cash		< 85>
Cash Balance - Beginning of Year		8,654
Cash Balance - End of Year		$ 8,569
		========

The accompanying notes are an integral part
of these financial statements

-4-

CREATIVE INVESTOR SERVICES, INC

Notes to Financial Statements

December 31, 2002

Note 1 - Organization

Creative Investor Services, Inc

Creative Investor Services, Inc (an S Corporation) was
founded to perform investment services and to be compensated
for such services.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares their financial statements using the
accrual basis of accounting. Accordingly, income is
recognized when earned and expenses are recognized when
incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated
depreciation. As of December 31, 2002 all property and
equipment are fully depreciated.

Expenditures for maintenance and repairs are charged to
expenses as incurred.

Note 3 - Cash and Cash Equivalents

The company defines all highly liquid investments with a
maturity of three months or less when purchased as cash
equivalents.   At December 31, 2002 the carrying amount of
combined cash book balances with financial institutions was
$ 8,569 and the bank balance was $ 8,569.

Note 4 - Income Taxes

The financial statements do not include a provision or
liability for Federal Income Taxes because the Stockholder is
taxed individually on S Corporation Earnings.

Supplemental

Information

FORM X-17A-5

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA 12

3/89

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) ☐ 16   2) Rule 17a-5(b) ☐ 17   3) Rule 17a-11 ☐ 18

4) Special request by designated examining authority ☐ 19   5) Other ☐ 26

NAME OF BROKER-DEALER

CREATIVE INVESTOR SERVICES INC 13

SEC FILE NO.
14

FIRM ID. NO.
15

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
20

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
10/01/02 24

AND ENDING (MM/DD/YY)
12/31/02 25

21 (City)   22 (State)   23 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
30

(Area Code)—Telephone No.
31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

32
34
36
38

OFFICIAL USE

33
35
37
39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES ☐ 40   NO ☐ 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   ☐ 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 19 _____
Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

.2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

WORKING COPY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | *CREATIVE INVESTOR SERVICES* | N 3 | | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/02__ | 99

SEC FILE NO._____ | 98

ASSETS

Consolidated | | 198
Unconsolidated | | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 8569	200			$ 8569	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivables from non-customers		355		600		830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $____ 130						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $____ 150						
	B. Other securities $____ 160						
7.	Secured demand notes:		470		640		890
	market value of collateral:						
	A. Exempted securities $____ 170						
	B. Other securities $____ 180						
8.	Memberships in exchanges:						
	A. Owned, at market $____ 190						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.	TOTAL ASSETS	$ 8569	540	$	740	$ 8569	940

OMIT PENNIES

1/76

BROKER OR DEALER	*CREATIVE INVESTOR SERVICES*	as of	*12/31/02*

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$		1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other			1205		1385		1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $		970					
2. Includes equity subordination (15c3-1 (d)) of .... $		980					
B. Securities borrowings, at market value: from outsiders $		990			1410		1720
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $		1000					
2. Includes equity subordination (15c3-1 (d)) of .... $		1010					
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES	$	—0—	1230	$ —0—	1450	$ —0—	1760

Ownership Equity

		Total	
21. Sole proprietorship		$	1770
22. Partnership (limited partners $	1920)		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		*1000*	1792
C. Additional paid-in capital		*30950*	1793
D. Retained earnings		*(23 381)*	1794
E. Total		*8569*	1795
F. Less capital stock in treasury		(—0—)	1796
24. TOTAL OWNERSHIP EQUITY		$ *8569*	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ *8569*	1810

OMIT PENNIES

1/76

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | *CREATIVE INVESTOR SERVICES* | as of *12/31/02* |

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition... $ *8569* | 3480 |
2. Deduct ownership equity not allowable for Net Capital .... ₁₉( ) | 3490 |
3. Total ownership equity qualified for Net Capital .... *8569* | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................. | 3520 |
   B. Other (deductions) or allowable credits (List).. | 3525 |
5. Total capital and allowable subordinated liabilities.. $ | 3530 |
6. Deductions and/or charges: ₁₇▼
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ | 3540 |
   B. Secured demand note deficiency .... | 3590 |
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges....................................... | 3600 |
   D. Other deductions and/or charges .... | 3610 | ( ) | 3620 |
7. Other additions and/or allowable credits (List).. | 3630 |
8. Net capital before haircuts on securities positions .... ₂₀▼ $ | 3640 |
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments .... $ | 3660 |
   B. Subordinated securities borrowings................................. | 3670 |
   C. Trading and investment securities:
      1. Exempted securities.. ₁₈▼ | 3735 |
      2. Debt securities .... | 3733 |
      3. Options .... | 3730 |
      4. Other securities .... | 3734 |
   D. Undue Concentration .... | 3650 |
   E. Other (List).. *2%* | 3736 | (*171*) | 3740 |
10. Net Capital .... $ *8398* | 3750 |

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	*CREATIVE INVESTOR SERVICES*	as of *12/31/02*

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement			
of subsidiaries computed in accordance with Note (A)	$	*5600*	3758
13. Net capital requirement (greater of line 11 or 12)	$	*5800*	3760
14. Excess net capital (line 10 less 13)	$	*3398*	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition................................	$	*—0—*	3790
17. Add:			
A. Drafts for immediate credit................................ $		3800	
B. Market value of securities borrowed for which no equivalent			
value is paid or credited .... $		3810	
C. Other unrecorded amounts (List)................................ $		3820	$	3830
19. Total aggregate indebtedness	$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)................................	%		3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	*— 0 —*	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule			
15c3-3 prepared as of the date of the net capital computation including both brokers or dealers			
and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital			
requirement of subsidiaries computed in accordance with Note (A)	$	*5000*	3880
24. Net capital requirement (greater of line 22 or 23)	$	*5000*	3760
25. Excess net capital (line 10 less 24)	$	*3398*	3910
26. Net capital in excess of:			
5% of combined aggregate debit items or $120,000	$	*8398*	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
covered by subordination agreements not in satisfactory form and the market values of memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	*CREATIVE INVESTOR SERVICES*

For the period (MMDDYY) from 7. **10/01/02** |3932| to **12/31/02** |3933|

Number of months included in this statement |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange.......................$ |3935|
   b. Commissions on listed option transactions ....25 |3938|
   c. All other securities commissions .... |3939|
   d. Total securities commissions .... |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... |3945|
   b. From all other trading .... |3949|
   c. Total gain (loss) .... |3950|
3. Gains or losses on firm securities investment accounts .... |3952|
4. Profit (loss) from underwriting and selling groups ....24 |3955|
5. Revenue from sale of investment company shares .... |3970.|
6. Commodities revenue .... |3990|
7. Fees for account supervision, investment advisory and administrative services .... |3975|
8. Other revenue .... *622* |3995|
9. Total revenue ....$ *622* |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ....$ |4120|
11. Other employee compensation and benefits ....77 |4115|
12. Commissions paid to other broker-dealers .... |4140|
13. Interest expense .... |4075|
    a. Includes interest on accounts subject to subordination agreements .... |4070|
14. Regulatory fees and expenses .... |4195|
15. Other expenses .... *560* |4100|
16. Total expenses ....$ *560* |4200|

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16).............................$ *62* |4210|
18. Provision for Federal income taxes (for parent only) ....21 |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... |4222|
    a. After Federal income taxes of .... |4238|
20. Extraordinary gains (losses) .... |4224|
    a. After Federal income taxes of .... |4239|
21. Cumulative effect of changes in accounting principles .... |4225|
22. Net income (loss) after Federal income taxes and extraordinary items ....$ *62* |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items....................$ *(57)* |4211|

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER _CREATIVE INVESTOR SERVICES_

For the period (MMDDYY) from _10/01/02_ to _12/31/02_

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 8507	4240
A. Net income (loss)			62	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 8569	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ —0—	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ —0—	4330

OMIT PENNIES

3/78

CREATIVE INVESTOR SERVICES
CAPITAL WORKSHEET
2002 - 2005

	Initials	Date
Prepared By		
Approved By		

	PAID IN CAPITAL + COMMON STOCK	+/- AAA	+UTI	-FIXED ASSETS + DEPOSITS	+/- YTD PROFIT/ (LOSS)	CAPITAL =@ 100%	
			* 2002 *				
January	32450	-25213	1417	-0-	- 176	8508	
February	32450	-25213	1417	-0-	- 608	8046	
March	32450	-25213	1417	-0-	- 442	8212	
April	32450	-25213	1417	-0-	- 16	8631	
May	32450	-35213	1417	-0-	- 198	8456	
June	32450	-25213	1417	-0-	- 107	8547	
July	32450	-25213	1417	-0-	436	9090	
August	31950	-25213	1417	-0-	318	8472	
Sept	31950	-25213	1417	-0-	353	8507	
Oct.	31950	-25213	1417	-0-	696	8850	
Nov.	31950	-25213	1417	-0-	472	8626	
Dec	31950	-25213	1417	-0-	415	8569	